September 26, 2018

Via E-mail
Paolo Rocca
Chairman and Chief Executive Officer
Tenaris S.A.
29 Avenue de la Porte-Neuve   3rd Floor
L-2227 Luxembourg

       Re:     Tenaris S.A.
               Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 30, 2018
               File No. 1-31518

Dear Mr. Rocca:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. It appears from the website of Reliable Pipe & Tubes Ltd. that the company is a dealer and distributor of your products in Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S.
      economic sanctions and/or export controls. You do not include disclosure in the Form
      20-F about contacts with those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, including with their governments, whether through subsidiaries, distributors, affiliates or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal
 Paolo Rocca
Tenaris S.A.
September 26, 2018
Page 2

       years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism..

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                           Sincerely,

                                                           /s/ Cecilia Blye

                                                           Cecilia Blye, Chief
                                                           Office of Global
Security Risk


cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance